UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-2328
_____________________

A. Full title of the plan and the address of the plan, if different from of the issuer named below:

GATX Corporation Hourly Employees Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

GATX Corporation Hourly Employees Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of net assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the GATX Corporation Hourly Employees Retirement Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 24, 2013
Chicago, Illinois

EIN 36-1124040
Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments in mutual funds	$3,497,322	$3,017,711
Interest in collective trusts	2,826,606	2,653,818
Interest in GATX Stock Fund	1,041,704	1,038,694
Total investments at fair value	7,365,632	6,710,223
Notes receivable from participants	596,751	503,410
Total assets	7,962,383	7,213,633
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(27,637)	(24,720)
Net assets available for benefits	$7,934,746	$7,188,913

The accompanying notes are an integral part of these statements.

EIN 36-1124040
Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
Additions
Investment income:
Net investment gain from GATX Stock Fund	$16,828	$223,678
Net investment gain (loss) from mutual funds	325,700	(117,948)
Net investment gain from collective trusts	276,491	4,022
Interest and dividend income	110,992	90,924
Total investment income	730,011	200,676
Contributions
Employer contributions	152,812	154,350
Participant contributions	371,621	373,691
Rollover contributions	29,647	—
Total contributions	554,080	528,041
Interest income on notes receivable from participants	24,662	23,065
Total additions	1,308,753	751,782
Deductions
Benefit payments	551,472	955,975
Administrative fees	6,099	5,473
Transfer to GATX Corporation Salaried Employees Retirement Savings Plan	5,349	138,488
Total deductions	562,920	1,099,936
Net increase (decrease)	745,833	(348,154)
Net assets available for benefits at beginning of year	7,188,913	7,537,067
Net assets available for benefits at end of year	$7,934,746	$7,188,913

The accompanying notes are an integral part of these statements.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements
EIN 36-1124040
Plan# 004

1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined-contribution plan, established January 1, 1994, for hourly union employees of GATX, who have completed at least 520 hours of service within the last 12 months. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Contributions
Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
For participants at various union locations and depending on the terms of the applicable collective bargaining agreement, the Company may contribute on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 6% of the participant's compensation. At its discretion, the Company may make an additional matching contribution for eligible participants. All contributions are made in cash and are deposited weekly. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the Plan's earnings or losses. Allocations are based on account balances (as defined). The benefit to which a participant is entitled is that which can be provided from the participant's account. All participant and Company contributions are participant-directed into various investment options and investment allocations may be changed on any business day.
Vesting
Participants are immediately 100% vested in their account balances.
Payment of Benefits
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account, less any outstanding loan balances, will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment or installment payments. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).
Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant's account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant's account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.

2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements were prepared on the accrual basis in accordance with U.S. generally accepted accounting principles (GAAP).
Accounting Change
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or changes in net assets available for benefits.
Use of Estimates
The preparation of financial statements in accordance with GAAP necessitates management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. The Company regularly evaluates its estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from these estimates.
Benefit Payment
Benefits are recorded when paid.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan payments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment gains and losses include those that are realized and unrealized.

3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of assets available for benefits.
4. Fair Value of Financial Instruments
As defined by GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified according to a three-level hierarchy based on management's judgment about the reliability of the inputs used in the fair value measurement. Level 1 inputs are quoted prices available in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly, and include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable, meaning they are supported by little or no market activity.
The level in the fair value hierarchy within which a fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

The following table sets forth the fair value of the Plan's assets as of December 31:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total December 31, 2012
Mutual funds:
U.S. equities	$518,530	$—	$518,530
International equities	327,528	—	327,528
Fixed income	559,007	—	559,007
Balanced (life cycle)	2,092,257	—	2,092,257
GATX Stock Fund	1,041,704	—	1,041,704
Collective trusts:
U.S. equities	—	1,728,886	1,728,886
International equities	—	59,281	59,281
Fixed income (Fidelity MIP II)	—	1,019,073	1,019,073
Fixed income	—	19,366	19,366
Total investments at fair value	$4,539,026	$2,826,606	$7,365,632

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total December 31, 2011
Mutual funds:
U.S. equities	$511,955	$—	$511,955
International equities	299,831	—	299,831
Fixed income	568,105	—	568,105
Balanced (life cycle)	1,637,820	—	1,637,820
GATX Stock Fund	1,038,694	—	1,038,694
Collective trusts:
U.S. equities	—	1,572,621	1,572,621
International equities	—	49,743	49,743
Fixed income (Fidelity MIP II)	—	1,017,414	1,017,414
Fixed income	—	14,040	14,040
Total investments at fair value	$4,056,405	$2,653,818	$6,710,223

The following is a description of the valuation techniques and inputs used as of December 31, 2012 and 2011:
Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held at year-end.
GATX Stock Fund: Tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the fund's daily cash needs. Unitizing the GATX Stock Fund allows for daily trades into and out of the fund. The value of a unit reflects the combined market value of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in a money market fund. At December 31, 2012 and 2011, the value of a unit was $30.53 and $29.91.
Collective trusts (excluding the Fidelity MIP II): Valued based on the closing NAV prices provided by the administrator of the funds. The NAV represents the unitized fair values of the underlying securities held by the trusts, which are traded on an active exchange. There are no unfunded commitments, restrictions on redemption frequency, or advance notice periods required for redemption for any of the collective trusts.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Fidelity Managed Income Portfolio II (Fidelity MIP II): Contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The Fidelity MIP II is valued at NAV, which is determined by the fund manager using a pricing model with inputs (such as yield curves and credit spreads) that are observable or can be corroborated by observable market data for substantially the full term of the assets. The Plan's interest in the Fidelity MIP II is presented at fair value on the statements of net assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings.

5. Investments
Except for investments held in the GATX Stock Fund (see Note 6), the Plan held the following individual investments representing 5% or more of the Plan's net assets available for benefits:

	December 31
	2012	2011
NTGI S&P 500 Index	$1,297,944	$1,172,364
Fidelity Managed Income Portfolio II	1,019,073	1,017,414
Vanguard Target Return 2030	577,400	459,132
PIMCO Total Return Fund – Institutional Class	559,007	568,105
Vanguard Target Return 2020	475,860	384,834
Eaton Vance Large Cap Value Fund (A)	399,633	*
_________________
(*) Below 5% threshold

6. GATX Stock Fund
The GATX Stock Fund is held in the GATX Corporation Master Trust, which includes assets of the Plan and those of the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan's interest in the master trust is stated at the Plan's equity in the net assets of the master trust at December 31, 2012 and 2011. All GATX common stock held by the master trust is measured at fair value on a recurring basis. The carrying amounts of cash, other receivables and other payables approximate fair value due to the short maturity of those instruments.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

A summary of the net assets and the changes in net assets of the GATX Stock Fund is as follows:

	December 31
	2012	2011
Assets
Money market fund	$292,180	$486,111
GATX common stock	29,379,786	30,605,092
Other receivables	29,770	32,996
Liabilities
Other payables	4	164,303
Net assets	$29,701,732	$30,959,896

	Years Ended December 31
	2012	2011
Additions
Transfers In	$2,500,711	$4,059,690
Interest and dividend income	17,668	18,177
Net appreciation in fair value of common stock	576,216	6,959,981
	3,094,595	11,037,848
Deductions
Transfers Out	(4,352,759)	(6,368,148)
	(4,352,759)	(6,368,148)
Net (decrease) increase	(1,258,164)	4,669,700
Net assets at beginning of year	30,959,896	26,290,196
Net assets at end of year	$29,701,732	$30,959,896

The Plan held a 3.5% and 3.4% interest in the GATX Stock Fund as of December 31, 2012 and 2011.

7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$7,934,746	$7,188,913
Net adjustment from fair value to contract value for fully benefit-responsive contracts	27,637	24,720
Net assets available for benefits per Form 5500	$7,962,383	$7,213,633

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

The following is a reconciliation of net increase in plan assets per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in plan assets per the financial statements	$745,833
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	27,637
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(24,720)
Net increase in plan assets per the Form 5500	$748,750

8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated October 11, 2011, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
9. Party-in-Interest Transactions
The Plan holds units of collective trusts and a money market fund, which are managed by Fidelity Management Trust Company, the record keeper of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

GATX Corporation Hourly Employees Retirement Savings Plan

EIN 36-1124040
Plan #004

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)
December 31, 2012

Identity of Issuer/Description of Issue	Shares/Units	Current Value
Fidelity Management Trust Company:
NTGI S&P 500 Index	7,080	$1,297,944
Fidelity Managed Income Portfolio II*	991,436	1,019,073
Vanguard Target Return 2030	24,696	577,400
PIMCO Total Return Fund – Institutional Class	49,734	559,007
Vanguard Target Return 2020	19,969	475,860
Eaton Vance Large Cap Value Fund (A)	20,442	399,633
Fidelity Diversified International Fund K*	10,958	327,528
Pyramis Small Capitalization*	23,499	304,046
Vanguard Target Return 2015	19,412	259,739
Vanguard Target Return 2040	9,213	213,564
Vanguard Target Return 2050	6,758	156,044
NTGI S&P 400 Index	851	126,896
Vanguard Target Return 2010	5,165	124,637
T. Rowe Price Growth Stock Fund – Advisory Class	3,147	118,897
Vanguard Target Return 2045	8,111	118,009
Vanguard Target Return 2035	6,889	97,071
Pyramis Select International Small Capitalization*	5,064	54,679
Vanguard Target Return Inc.	3,243	39,534
Vanguard Target Return 2025	2,237	30,399
SSgA U.S. Inflation Protected Bond Index Non-Lending Series	1,412	19,366
BlackRock ACWI EX-US	437	4,602
Participant loans (4.25% to 9.25% interest rates, various maturities)*		596,751
		$6,920,679
_________________
(*) Party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION HOURLY EMPLOYEES
RETIREMENT SAVINGS PLAN
(Name of the Plan)

/s/ James Conniff
James Conniff
Plan Administrator

June 24, 2013

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23.1    Consent of Independent Registered Public Accounting Firm